The Sumitomo Trust & Banking Co., Ltd.
NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

03 MAR 10 AM 7:21

SUPPL

March 14, 2003

03007902

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

PROCESSED
APR 10 2003
THOMSON FINANCIAL

Notice Regarding Claim To Yaesu Shinko

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

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Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By Naoya Takeuchi

Name : Naoya Takeuchi
Title: Joint General Manager

March 14, 2003

The Sumitomo Trust & Banking Co., Ltd.

Notice Regarding Claim to Yaesu Shinko

The Sumitomo Trust & Banking Co., Ltd. ("Sumitomo Trust") hereby notifies that the collection of the claim as detailed below to Yaesu Shinko K.K. ("Yaesu Shiko") may be incomplete or delayed due to Yaesu Shinko's filing of a petition for special liquidation.

1. Description of Bandai Resort

Name: Yaesu Shinko K.K.

Address: 22-15, Kyobashi, Chuo-ku, Tokyo, Japan

Representative: Tadashi Yamane

Capital: 20 million yen

Business: Office building investment leasing

2. Facts Occurred and Date

March 14, 2003: Yaesu Shinko filed for a petition for special liquidation with the Tokyo District Court.

3. Type and Amount of Claim to Yaesu Shinko

Loan: 24,458 million yen

4. Impact on Financial Results

The portion expected to be uncollectable pertaining to the claim above has been fully covered, either by write-offs or cash reserves. Therefore, this matter does not affect Sumitomo Trust's financial results for the fiscal year ending March 31, 2003 (FY2002).

For further information, please contact
Koichi Onaka, Head of IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Facsimile: +81-3-3286-4654